UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST COMMUNITY BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

31983A103

(CUSIP Number)

May 20, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31983A103

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only). Richard G. Preservati
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0
	6.	Shared Voting Power 1,500,775¹ ²
	7.	Sole Dispositive Power 0.0
	8.	Shared Dispositive Power 1,500,775¹ ²
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,775 [2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.17%
12.	Type of Reporting Person (See Instructions) IN

1.	Owned jointly with spouse, N. Karen Preservati.
2.	Includes 483,000 shares of common stock convertible from 7,000 shares of preferred stock.

CUSIP No. 31983A103

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only). N. Karen Preservati
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0.0
	6.	Shared Voting Power 1,500,775¹ ²
	7.	Sole Dispositive Power 0.0
	8.	Shared Dispositive Power 1,500,775¹ ²
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,775 ²
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.17%
12.	Type of Reporting Person (See Instructions) IN

1.	Owned jointly with spouse, Richard G. Preservati.
2.	Includes 483,000 shares of common stock convertible from 7,000 shares of preferred stock.

CUSIP No. 31983A103

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only). Preservati Family Charitable Trust Foundation (26-6679325)
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization West Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,258
	6.	Shared Voting Power 0.0
	7.	Sole Dispositive Power 20,258
	8.	Shared Dispositive Power 0.0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,258
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) .110%
12.	Type of Reporting Person (See Instructions) 00 (trust)

CUSIP No. 31983A103

Item 1.	(a).	Name of Issuer

First Community Bancshares, Inc.

Item 1.	(b).	Address of Issuer’s Principle Executive Offices

P.O. Box 989, Bluefield, Virginia 24605

Item 2.	(a).	Name of Person Filing

1. Richard G. Preservati

2. N. Karen Preservati

3. Preservati Family Charitable Trust Foundation

Item 2.	(b).	Address of Principle Business Office or, if none, Residence

1. P.O. Box 1003, Princeton, WV 24740

2. P.O. Box 1003, Princeton, WV 24740

3. 1460 E. Main Street, Princeton, WV 24740

Item 2.	(c).	Citizenship

United States of America as to Richard G. Preservati and N. Karen Preservati

Preservati Family Charitable Trust Foundation is organized under West Virginia law

Item 2.	(d).	Title of Class of Securities

Common stock, par value $1.00 per share

Item 2.	(e).	CUSIP Number

31983A103

Item 3.	If this statement is filed pursuant to sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a).	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b).	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c).	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d).	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e).	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f).	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g).	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h).	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i).	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80A-3);

	(j).	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership

(a) Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 1,521,033 shares of common stock of Issuer. ¹

(b) Percent of class:

8.28%, based on 18,378,849 shares of the common stock of Issuer as of June 3, 2011, including preferred stock held by the Reporting Person and convertible into common stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on attached cover pages.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on attached cover pages.

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More that Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

1.	Includes 483,000 shares of common stock convertible from 7,000 shares of preferred stock.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011	By:	/s/ Richard G. Preservati
Richard G. Preservati

Dated: June 7, 2011	By:	/s/ N. Karen Preservati
N. Karen Preservati

Dated: June 7, 2011		Preservati Family Charitable Trust Foundation

	By:	/s/ Arnold D. Lively